UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Revocation of Preliminary Order Suspending Effectiveness of Corporate Purpose Amendment

This Report on Form 6-K updates the Company’s previous disclosures regarding the legal proceedings commenced by certain minority shareholders challenging the validity, and precautionary seeking suspension, of two shareholder resolutions, including the one regarding the corporate purpose amendment to Article 4 of the Company’s bylaws, approved by the extraordinary shareholders’ meeting held on October 29, 2025 (the “amendment”).

By order dated July 9, 2026, (notified to Genenta Science S.p.A. (the “Company”) on July 13, 2026, the Court of Milan granted the precautionary appeal filed by the Company and revoked the preliminary order previously issued on June 12, 2026 (notified to the Company on June 15, 2026), that had suspended the effectiveness of the amendment.

In particular, the Court determined that, at this preliminary stage, the Company’s interest in maintaining the effectiveness of the amendment outweighs the alleged prejudice asserted by the plaintiffs. In reaching its decision, the Court noted, among other things, the significant investments already made by the Company in furtherance of its strategic initiatives, the market significance of those initiatives, and the Company’s legitimate interest in avoiding a return to the strategic impasse that the amendment was intended to address. The Court also ordered that the registration of the previously issued suspension order be removed from the Italian Companies Register.

As a result of the Court’s ruling, the amendment to the Company’s corporate purpose is once again fully effective.

The underlying civil action challenging the validity of the shareholders’ resolutions dated May 2, 2024, and October 29, 2025 remains pending before the Court of Milan, as the Court’s July 9, 2026 order relates solely to the preliminary injunctive relief sought by the plaintiffs. The Company intends to continue to vigorously defend the validity of the challenged resolutions.

Forward-Looking Statements

This Report on Form 6-K (this “Report) contains forward-looking statements involve risks and uncertainties. These statements include, but are not limited to, statements regarding the Company’s legal proceedings, business strategy, strategic initiatives, and future plans. Forward-looking statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks include, among others, the outcome of the pending merits proceedings and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: July 14, 2026